UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

HEARST-ARGYLE TELEVISION, INC.
(Name of Subject Company (Issuer))

HEARST BROADCASTING, INC.
(Offeror)

a wholly-owned subsidiary of

HEARST HOLDINGS, INC.

a wholly-owned subsidiary of

THE HEARST CORPORATION

a wholly-owned subsidiary of

THE HEARST FAMILY TRUST

HEARST-ARGYLE TELEVISION, INC.
(Issuer)
(Names of Filing Persons (identifying status as offeror, issuer and other person))

Series A Common Stock, par value $0.01 per share
(Title of Class of Securities)

422317 10 7
(CUSIP Number of Class of Securities)

Eve B. Burton The Hearst Corporation 300 West 57th Street New York, New York 10019 (212) 649-2045	Jonathan C. Mintzer Hearst-Argyle Television, Inc. 300 West 57th Street New York, New York 10019 (212) 887-6800
(Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)

Copies to:

John A. Healy Kathleen L. Werner Clifford Chance US LLP 31 West 52nd Street New York, New York 10019 (212) 878-8000	Charles I. Cogut Sean D. Rodgers Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000

Calculation of Filing Fee:

Transaction	Amount of
Valuations(1)	Filing Fee(2)

$78,541,655	$4,383

(1)	The transaction valuation is estimated solely for purposes of calculating the filing fee. The calculation assumes the purchase of all outstanding shares of Series A Common Stock of Hearst-Argyle Television, Inc. (“Hearst-Argyle”), par value $0.01 per share (the “Shares”), not beneficially owned by The Hearst Corporation (“Hearst”) at a purchase price of $4.50 per Share, net to the seller in cash. According to Hearst-Argyle’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009, as of April 27, 2009, there were 52,955,681 Shares outstanding, of which 35,501,980 are held by Hearst. Accordingly, this calculation assumes the purchase of 17,453,701 Shares.

(2)	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for Fiscal Year 2009, issued March 11, 2009. The fee equals $55.80 per one million dollars of transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A

Form or Registration No.: N/A

Filing Party:  N/A

Date Filed:  N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑  third party tender offer subject to Rule 14d-1.

☐  issuer tender offer subject to Rule 13e-4.

☑  going-private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO (as amended and supplemented, the “Schedule TO”) relates to the offer by Hearst Broadcasting, Inc., a Delaware corporation (“Hearst Broadcasting”), to purchase all outstanding shares of Series A Common Stock, par value $0.01 per share (the “Shares”), of Hearst-Argyle Television, Inc., a Delaware corporation (“Hearst-Argyle”), not owned by Hearst Broadcasting, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 4, 2009 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All capitalized terms used in this Schedule TO without definition have the meanings ascribed to them in this Schedule TO or the Offer to Purchase.

Hearst-Argyle takes no responsibility for the accuracy or completeness of any information contained in the Offer to Purchase or related Letter of Transmittal or incorporated by reference from such documents into this Schedule TO or for any failure by Hearst to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of such information.

Hearst takes no responsibility for the accuracy or completeness of any information contained in the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented, the “Schedule 14D-9”) filed by Hearst-Argyle with the Securities and Exchange Commission on May 4, 2009, or incorporated by reference into the Schedule 14D-9 (except to the extent incorporated by reference to the Offer to Purchase), or for any failure by Hearst-Argyle to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of such information.

Items 1 through 9, 11 and 13.

(1) The information in the Offer to Purchase, a copy of which is attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference and is supplemented by the information specifically provided herein.

(2) The information in the Schedule 14D-9, a copy of which is attached hereto as Exhibit (a)(2)(i), is incorporated herein by reference and is supplemented by the information specifically provided herein.

Item 10.	Financial Statements.

(a) Financial statements for the offeror are not material because the consideration offered consists solely of cash, the Offer is not subject to any financing condition and the Offer is for all outstanding securities of the subject class.

(b) Pro forma financial information is not material to the Offer.

Item 13.	Information Required by Schedule 13E-3.

Item 2.	Subject Company Information.

The information set forth in the Schedule 14D-9 under Item 1 “Subject Company Information” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

The information set forth in the Schedule 14D-9 under Item 2 “Identity and Background of Filing Person” and Annex A is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(e) The information set forth in the Schedule 14D-9 under Item 8 “Additional Information—Provisions for Unaffiliated Security Holders” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a) The information set forth in the Schedule 14D-9 under Item 3 “Past Contacts, Transactions, Negotiations and Agreements—Certain Arrangements between Hearst-Argyle and its Executive Officers, Directors and Affiliates” is incorporated herein by reference.

(b) The information set forth in the Schedule 14D-9 under Item 3 “Past Contacts, Transactions, Negotiations and Agreements—Certain Arrangements between Hearst-Argyle and Hearst and its Affiliates” and Item 4 “The Solicitation or Recommendation—Background of the Offer” is incorporated herein by reference.

(c) The information set forth in the Schedule 14D-9 under Item 3 “Past Contacts, Transactions, Negotiations and Agreements—Certain Arrangements between Hearst-Argyle and Hearst and its Affiliates,” Item 4 “The Solicitation or Recommendation—Background of the Offer” and Item 7 “Purposes of the Transaction and Plans or Proposals” is incorporated herein by reference.

(e) The information set forth in the Schedule 14D-9 under Item 3 “Past Contacts, Transactions, Negotiations and Agreements—Certain Agreements between Hearst-Argyle and its Executive Officers, Directors and Affiliates” is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects.

The information set forth in the Schedule 14D-9 under Item 4 “The Solicitation or Recommendation—Position of Special Committee,” Item 4 “The Solicitation or Recommendation—Background of the Offer” and Item 4 “The Solicitation or Recommendation—Reasons for the Position” is incorporated herein by reference.

Item 8.	Fairness of the Transaction.

The information set forth in the Schedule 14D-9 under Item 4 “The Solicitation or Recommendation—Position of the Special Committee,” Item 4 “The Solicitation or Recommendation—Background of the Offer,” Item 4 “The Solicitation or Recommendation—Reasons for the Position” and Item 5 “Persons/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference.

Item 9.	Reports, Opinions, Appraisals and Negotiations.

The information set forth in the Schedule 14D-9 under Item 4 “The Solicitation or Recommendation—Background of the Offer,” Item 4 “The Solicitation or Recommendation—Reasons for the Position,” Item 4 “The Solicitation or Recommendation—Opinion and Presentation of Financial Advisor to the Special Committee” and Item 5 “Persons/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference.

Item 10.	Source and Amount of Funds or Other Considerations.

(c) The information set forth in the Schedule 14D-9 under Item 5 “Persons/Assets, Retained, Employed, Compensated or Used” is incorporated herein by reference.

Item 11.	Interest in Securities of the Subject Company.

The information set forth in the Schedule 14D-9 under Item 3 “Past Contacts, Transactions, Negotiations and Agreements—Certain Arrangements between Hearst-Argyle and its Executive Officers, Directors and Affiliates” and Item 6 “Interests in Securities of the Subject Company” is incorporated herein by reference.

Item 12.	The Solicitation or Recommendation.

The information set forth in the Schedule 14D-9 under Item 4 “The Solicitation or Recommendation—Intent to Tender” is incorporated herein by reference.

Item 13.	Financial Statements.

(a) The information set forth in the Offer to Purchase under “The Offer—Section 7. Certain Information Concerning Hearst-Argyle” is incorporated herein by reference.

(b) Pro forma financial information is not material to the Offer.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

The information set forth in the Schedule 14D-9 under Item 5 “Persons/Assets, Retained, Employed, Compensated or Used” is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(i)	Offer to Purchase dated May 4, 2009.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute IRS Form W-9.
(a)(1)(vii)	Summary Advertisement published in The Wall Street Journal.
(a)(1)(viii)	Press release, dated March 25, 2009, issued by Hearst (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Hearst with the SEC on March 25, 2009).
(a)(1)(ix)	Press release, dated April 27, 2009, issued by Hearst (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Hearst with the SEC on April 27, 2009).
(a)(2)(i)	Solicitation/Recommendation Statement on Schedule 14D-9 dated May 4, 2009.
(a)(2)(ii)	Letter, dated May 4, 2009, from the special committee of Hearst-Argyle to holders of Shares (incorporated by reference to Exhibit (a)(1) to the Schedule 14D-9).
(a)(2)(iii)	Press release, dated March 26, 2009, issued by Hearst-Argyle (incorporated by reference to Exhibit (a)(2) to the Schedule 14D-9).
(a)(2)(iv)	Press release, dated April 13, 2009, issued by Hearst-Argyle (incorporated by reference to Exhibit (a)(3) to the Schedule 14D-9).
(a)(2)(v)	Press release, dated May 4, 2009, issued by Hearst-Argyle (incorporated by reference to Exhibit (a)(4) to the Schedule 14D-9).
(a)(5)(i)	Complaint of Paul Schwartz, individually and on behalf of all others similarly situated, against Hearst-Argyle Television, Inc., et al., Index No. 600926/09, filed in the Supreme Court of the State of New York on March 25, 2009.
(a)(5)(ii)	Complaint of Alan Kahn, individually and on behalf of all others similarly situated, against Hearst-Argyle Television, Inc., et al., Index No. 650163/09, filed in the Supreme Court of the State of New York on March 25, 2009.
(a)(5)(iii)	Complaint of Stationary Engineers Local 39 Pension Plan, individually and on behalf of all others similarly situated, against Hearst-Argyle Television, Inc., et al., Civil Action No. 4459-VCN, filed in the Court of Chancery of the State of Delaware on March 27, 2009.
(a)(5)(iv)	Complaint of Karen Chana Kupfer, individually and on behalf of all others similarly situated, against David J. Barrett, et al., Civil Action No. 4460-VCN, filed in the Court of Chancery of the State of Delaware on March 27, 2009.
(a)(5)(v)	Complaint of Nira Blizinsky, on behalf of herself and all others similarly situated, against Hearst-Argyle Television, Inc., et al., Index No. 650178/09, filed in the Supreme Court of the State of New York on April 1, 2009.
(a)(5)(vi)	Complaint of Geoffrey Sullivan and Susan Sullivan, individually and on behalf of all others similarly situated, against Frank A. Bennack, et al., Index No. 601101/09, filed in the Supreme Court of the State of New York on April 10, 2009, voluntarily dismissed on April 15, 2009 and re-filed in the Supreme Court of the State of New York on April 28, 2009 (as re-filed, Exhibit (a)(5)(viii) to this Schedule TO).

(a)(5)(vii)	Order of the Court of Chancery of the State of Delaware dated April 20, 2009 consolidating the Complaint of Stationary Engineers Local 39 Pension Plan, individually and on behalf of all others similarly situated, against Hearst-Argyle Television, Inc., et al., Civil Action No. 4459-VCN, and the Complaint of Karen Chana Kupfer, individually and on behalf of all others similarly situated, against David J. Barrett, et al., Civil Action No. 4460-VCN, as In re Hearst-Argyle Television, Inc. Shareholders Litigation, Civil Action No. 4459-VCN.
(a)(5)(viii)	Complaint of Geoffrey Sullivan and Susan Sullivan, individually and on behalf of all others similarly situated, against Frank A. Bennack, et al., Index No. 601298/09, filed in the Supreme Court of the State of New York on April 28, 2009.
(a)(5)(ix)	Memorandum of Understanding, dated April 30, 2009.
(b)	None.
(c)(i)	Materials Prepared for Discussion, dated March 25, 2009, of Lazard Frères & Co. LLC to the Board of Directors of Hearst.
(c)(ii)	Materials Prepared for Discussion, dated April 21, 2009, as updated on May 3, 2009, of Morgan Stanley & Co. Incorporated to the special committee of Hearst-Argyle.
(c)(iii)	Opinion of Morgan Stanley & Co. Incorporated to the special committee of Hearst-Argyle (incorporated by reference to Annex C to the Schedule 14D-9).
(d)(i)	Amended and Restated Agreement and Plan of Merger, dated as of March 26, 1997, by and among The Hearst Corporation, Hat Merger Sub, Inc., Hat Contribution Sub, Inc. and Argyle Television, Inc. (incorporated by reference to Exhibit 2.1 to Hearst-Argyle’s Registration Statement on Form S-4 filed with the SEC on July 30, 1997).
(f)	Section 262 of the Delaware General Corporation Law (included as Schedule D of the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).
(g)	None.
(h)	None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HEARST BROADCASTING, INC.

By:	/s/ James M. Asher
Name:     James M. Asher

Title:	Vice President

HEARST HOLDINGS, INC.

By:	/s/ James M. Asher
Name:     James M. Asher

Title:	Senior Vice President

THE HEARST CORPORATION

By:	/s/ James M. Asher
Name:     James M. Asher

Title:	Senior Vice President

THE HEARST FAMILY TRUST

By:	/s/ Frank A. Bennack, Jr.
Name:     Frank A. Bennack, Jr.

Title:	Trustee

Date: May 4, 2009

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HEARST-ARGYLE TELEVISION, INC.

By:	/s/ David J. Barrett
Name:     David J. Barrett

Title:	President and Chief Executive Officer

Date: May 4, 2009

EXHIBIT INDEX

Exhibit	Description

(a)(1)(i)	Offer to Purchase dated May 4, 2009.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute IRS Form W-9.
(a)(1)(vii)	Summary Advertisement published in The Wall Street Journal.
(a)(1)(viii)	Press release, dated March 25, 2009, issued by Hearst (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Hearst with the SEC on March 25, 2009).
(a)(1)(ix)	Press release, dated April 27, 2009, issued by Hearst (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Hearst with the SEC on April 27, 2009).
(a)(2)(i)	Solicitation/Recommendation Statement on Schedule 14D-9 dated May 4, 2009.
(a)(2)(ii)	Letter, dated May 4, 2009, from the special committee of Hearst-Argyle to holders of Shares (incorporated by reference to Exhibit (a)(1) to the Schedule 14D-9).
(a)(2)(iii)	Press release, dated March 26, 2009, issued by Hearst-Argyle (incorporated by reference to Exhibit (a)(2) to the Schedule 14D-9).
(a)(2)(iv)	Press release, dated April 13, 2009, issued by Hearst-Argyle (incorporated by reference to Exhibit (a)(3) to the Schedule 14D-9).
(a)(2)(v)	Press release, dated May 4, 2009, issued by Hearst-Argyle (incorporated by reference to Exhibit (a)(4) to the Schedule 14D-9).
(a)(5)(i)	Complaint of Paul Schwartz, individually and on behalf of all others similarly situated, against Hearst-Argyle Television, Inc., et al., Index No. 600926/09, filed in the Supreme Court of the State of New York on March 25, 2009.
(a)(5)(ii)	Complaint of Alan Kahn, individually and on behalf of all others similarly situated, against Hearst-Argyle Television, Inc., et al., Index No. 650163/09, filed in the Supreme Court of the State of New York on March 25, 2009.
(a)(5)(iii)	Complaint of Stationary Engineers Local 39 Pension Plan, individually and on behalf of all others similarly situated, against Hearst-Argyle Television, Inc., et al., Civil Action No. 4459-VCN, filed in the Court of Chancery of the State of Delaware on March 27, 2009.
(a)(5)(iv)	Complaint of Karen Chana Kupfer, individually and on behalf of all others similarly situated, against David J. Barrett, et al., Civil Action No. 4460-VCN, filed in the Court of Chancery of the State of Delaware on March 27, 2009.
(a)(5)(v)	Complaint of Nira Blizinsky, on behalf of herself and all others similarly situated, against Hearst-Argyle Television, Inc., et al., Index No. 650178/09, filed in the Supreme Court of the State of New York on April 1, 2009.
(a)(5)(vi)	Complaint of Geoffrey Sullivan and Susan Sullivan, individually and on behalf of all others similarly situated, against Frank A. Bennack, et al., Index No. 601101/09, filed in the Supreme Court of the State of New York on April 10, 2009, voluntarily dismissed on April 15, 2009 and re-filed in the Supreme Court of the State of New York on April 28, 2009 (as re-filed, Exhibit (a)(5)(viii) to this Schedule TO).
(a)(5)(vii)	Order of the Court of Chancery of the State of Delaware dated April 20, 2009 consolidating the Complaint of Stationary Engineers Local 39 Pension Plan, individually and on behalf of all others similarly situated, against Hearst-Argyle Television, Inc., et al., Civil Action No. 4459-VCN, and the Complaint of Karen Chana Kupfer, individually and on behalf of all others similarly situated, against David J. Barrett, et al., Civil Action No. 4460-VCN, as In re Hearst-Argyle Television, Inc. Shareholders Litigation, Civil Action No. 4459-VCN.

Exhibit	Description

(a)(5)(viii)	Complaint of Geoffrey Sullivan and Susan Sullivan, individually and on behalf of all others similarly situated, against Frank A. Bennack, et al., Index No. 601298/09, filed in the Supreme Court of the State of New York on April 28, 2009.
(a)(5)(ix)	Memorandum of Understanding, dated April 30, 2009.
(b)	None.
(c)(i)	Materials Prepared for Discussion, dated March 25, 2009, of Lazard Frères & Co. LLC to the Board of Directors of Hearst.
(c)(ii)	Materials Prepared for Discussion, dated April 21, 2009, as updated on May 3, 2009, of Morgan Stanley & Co. Incorporated to the special committee of Hearst-Argyle.
(c)(iii)	Opinion of Morgan Stanley & Co. Incorporated to the special committee of Hearst-Argyle (incorporated by reference to Annex C to the Schedule 14D-9).
(d)(i)	Amended and Restated Agreement and Plan of Merger, dated as of March 26, 1997, by and among The Hearst Corporation, Hat Merger Sub, Inc., Hat Contribution Sub, Inc. and Argyle Television, Inc. (incorporated by reference to Exhibit 2.1 to Hearst-Argyle’s Registration Statement on Form S-4 filed with the SEC on July 30, 1997).
(f)	Section 262 of the Delaware General Corporation Law (included as Schedule D of the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).
(g)	None.
(h)	None.